14 June 2013

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through J.P. Morgan Securities plc) 190,000 Reed Elsevier PLC ordinary shares at a price of 743.2924p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 78,237,214 ordinary shares in treasury, and has 1,186,102,234 ordinary shares in issue (excluding treasury shares). Since 2 January 2013 Reed Elsevier PLC has purchased 20,752,300 shares.

Reed Elsevier NV announces that today, it purchased (through J.P. Morgan Securities plc) 110,000 Reed Elsevier NV ordinary shares at a price of €12.7556 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 48,627,406 ordinary shares in treasury, and has 682,148,092 ordinary shares in issue (excluding treasury shares). Since 2 January 2013 Reed Elsevier NV has purchased 12,014,319 shares.